Mail Stop 4561

      March 10, 2006


By U.S. Mail and Facsimile (503) 778-5299

Patricia L. Moss
President and Chief Executive Officer
Cascade Bancorp
1100 NW Wall Street
Bend, Oregon 97701


Re:	Cascade Bancorp
	Proxy Statement on Schedule 14A
      Filed February 27, 2006
	File No. 0-23322

Dear Ms. Moss:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please ensure that the proxy statement is clearly identified as being in preliminary form.

2. We note that you have not yet included your proxy card in your filing. Please provide or file your proxy card in preliminary form.
Your filed proxy card should comply with Rule 14a-6(e)(1) of the proxy rules.


Cover Page/Letter to Shareholders

3. Please disclose that Mr. Bolger will control 24% of the company`s shares following the merger.

Summary, page 4

4. Please move the summary so as to precede the Q&A and the remarks regarding forward-looking statements. We note Instruction 2 to Item
1001 of Regulation M-A.

Questions and Answers

5. Please restrict the Q&A section to matters not covered in the Summary.

Farmers and Merchants State Bank has had bank regulatory compliance difficulties, page 18

6. Please move this risk factor close to the beginning of the risk factor section.

Background of and Reasons for the Merger, page 21

7. Please revise to describe in specific, quantifiable terms, the negotiation of the principal terms of the merger, including price.

8. Disclose any negative factors considered by the board in its decision to approve the merger.

9. Please state on page 31 the amount of remuneration received by RBC from Cascade for services rendered in the last two years.

10. Please state that RBC has given its written approval to the inclusion of its opinion and to the references made to RBC in the proxy statement.

The Merger Agreement and Merger, page 32

11. Please revise to clarify the phrase "certain conditions" in the second main paragraph regarding the $3.9 million in additional consideration.

12. Please clarify the term "Director Emeritus" as used on page
33,
including any rights or responsibilities that attach to this position.






Financial Advisor`s Opinion

13. The antepenultimate paragraph appears to suggest that the opinion cannot be relied upon by stockholders. Please obtain a revised opinion that deletes this implication.


*      *      *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a state from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.





      Please contact Gregory Dundas at (202) 551-3436 or me at
(202)
551-3448 with any other questions.

								Sincerely,



      Jessica Livingston
      Senior Attorney

cc:	Michael C. Phillips, Esq.
	Davis Wright Tremaine LLP
	Suite 2300
	1300 SW Fifth Avenue
	Portland, Oregon 97201-5630

Patricia L. Moss
President and Chief Executive Officer
March 10, 2006
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